UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

AEA-Bridges Impact Corp.

(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share

(Title of Class of Securities)

G01046104

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons AEA-Bridges Impact Sponsor LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 9,950,000(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 9,950,000(1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,950,000(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 19.9%(2)
12.	Type of Reporting Person (See Instructions) OO

(1)

Represents 9,950,000 Class A ordinary shares (“Class A Shares”) acquirable by the Reporting Person in respect of 9,950,000 Class B ordinary shares, par value $0.0001 per share (“Class B Shares”), convertible one-for-one into the Issuer’s Class A Shares. This amount does not reflect 10,500,000 of Class A Shares issuable in respect of warrants held by the Reporting Person which will become exercisable 30 days after the Issuer’s initial business combination.

(2)

Calculated based on (i) 40,000,000 Class A Shares outstanding as of December 9, 2021 as reported on the Issuer’s Form 10-Q/A, filed on December 9, 2021, and (ii) 10,000,000 Class A Shares issuable in connection with the Class B Shares.

Item 1(a).	Name of Issuer

AEA-Bridges Impact Corp. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

C/O AEA-Bridges Impact Sponsor LLC

PO Box 309

Ugland House,

Grand Cayman

KY1-1104

Cayman Islands

Item 2(a).	Names of Persons Filing

This statement is filed by the AEA-Bridges Impact Sponsor LLC, referred to herein as the “Reporting Person.”

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

C/O AEA-Bridges Impact Sponsor LLC

PO Box 309

Ugland House,

Grand Cayman

KY1-1104

Cayman Islands

Item 2(c).	Citizenship

See response to Item 4 on the cover page.

Item 2(d).	Title of Class of Securities

Class A ordinary shares, $0.0001 par value per share.

Item 2(e).	CUSIP Number

G01046104

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:

See response to Item 9 on the cover page.

(b)	Percent of Class:

See response to Item 11 on the cover page.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See response to Item 5 on the cover page.

(ii)	Shared power to vote or to direct the vote:

See response to Item 6 on the cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See response to Item 7 on the cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See response to Item 8 on the cover page.

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

As of December 31, 2021, the Reporting Person may be deemed to beneficially own 9,950,000 Class A Shares issuable in respect of Class B Shares held by the Reporting Person, representing 19.9% of the Class A Shares issued and outstanding. The Class B Shares are automatically convert into the Issuer’s Class A ordinary shares at the time of the Issuer’s initial business combination on a one-for-one basis or earlier at the option of the holder. The Reporting Person is governed by a three-member board of directors. Each director has one vote, and the approval of a majority is required to approve an action of the Reporting Person. Each individual director disclaims beneficial ownership of the reported securities and the filing of this Statement shall not be construed as an admission that the Reporting Person or any individual manager is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2022

AEA-Bridges Impact Sponsor LLC

/s/ Ramzi Gedeon
Name:	Ramzi Gedeon
Title:	Chief Financial Officer